UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                             MILWAUKEE LAND COMPANY
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.30 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   602302 10 1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

        LAWRENCE LEVITT, CHIEF FINANCIAL OFFICER, ODYSSEY PARTNERS, L.P.
            31 WEST 52ND STREET, NEW YORK, N.Y. 10019 (212) 708-0600
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 10, 1996
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [ ]. (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7)

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D


CUSIP NO. 602302 10 1                                       PAGE 2 OF 14 PAGES


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Odyssey Partners, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [ ]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS
     Not Applicable


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

    NUMBER OF        7   SOLE VOTING POWER
      SHARES             -0-
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH

                     8   SHARED VOTING POWER
                         -0-



                     9   SOLE DISPOSITIVE POWER
                         -0-



                    10   SHARED DISPOSITIVE POWER
                         -0-



 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-


 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-


 14  TYPE OF REPORTING PERSON

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.  602302 10 1                                      PAGE 3 OF 14 PAGES


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Leon Levy

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]

                                                                        (b)  [ ]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS
     Not Applicable


  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]



  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States

      NUMBER OF      7    SOLE VOTING POWER
        SHARES            12,700
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH

                     8    SHARED VOTING POWER
                          -0-



                     9    SOLE DISPOSITIVE POWER
                          12,700



                    10    SHARED DISPOSITIVE POWER
                          -0-



 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,700


 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.8%


 14   TYPE OF REPORTING PERSON

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.  602302 10 1                                      PAGE 4 OF 14 PAGES

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Zilkha & Sons, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]

                                                                         (b) [ ]

 3  SEC USE ONLY


 4  SOURCE OF FUNDS
    Not Applicable


 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]



 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

      NUMBER OF      7    SOLE VOTING POWER
        SHARES            24,500 Shares
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH

                     8    SHARED VOTING POWER
                          None



                     9    SOLE DISPOSITIVE POWER
                          24,500 Shares



                    10    SHARED DISPOSITIVE POWER
                          None



 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,500 Shares

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5%

 14  TYPE OF REPORTING PERSON

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.  602302 10 1                                      PAGE 5 OF 14 PAGES


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The Zilkha Foundation, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]

                                                                         (b) [ ]

 3  SEC USE ONLY


 4  SOURCE OF FUNDS
    Not Applicable


 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2 (e)                                                      [ ]


 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

      NUMBER OF    7    SOLE VOTING POWER
        SHARES          15,000 Shares
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH

                   8    SHARED VOTING POWER
                        None



                   9    SOLE DISPOSITIVE POWER
                        15,000 Shares



                  10    SHARED DISPOSITIVE POWER
                        None



 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,000 Shares

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9%

 14  TYPE OF REPORTING PERSON

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  602302 10 1                                       PAGE 6 OF 14 PAGES

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Ezra K. Zilkha

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]

                                                                         (b) [ ]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS
     Not Applicable


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

      NUMBER OF     7   SOLE VOTING POWER
        SHARES          46,500 Shares (See Item 5)
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH

                    8   SHARED VOTING POWER
                        16,500 Shares   (See Item 5)


                    9   SOLE DISPOSITIVE POWER
                        46,500 Shares (See Item 5)


                   10   SHARED DISPOSITIVE POWER
                        16,500 Shares (See Item 5)


 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      63,000   (See Item 5)

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Item 5)


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.8%

 14   TYPE OF REPORTING PERSON

      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 1 ("Amendment No. 1") amends and restates in its entirety the Statement on Schedule 13D (the "Original Schedule 13D") filed by Odyssey Partners, L.P. ("Odyssey"), Leon Levy ("Mr. Levy"), Ezra K. Zilkha ("Mr. Zilkha"), Zilkha & Sons, Inc. ("Zilkha & Sons"), and The Zilkha Foundation, Inc. (the "Zilkha Foundation"; together with Odyssey, Mr. Levy, Mr. Zilkha, and Zilkha & Sons, the "Reporting Persons") with the Securities and Exchange Commission on or about July 9, 1993, with respect to the common stock, $.30 par value (the "Common Stock"), of Milwaukee Land Company ("MLC").

Item 1.        Security and Issuer.
               --------------------

               This statement relates to the Common Stock of MLC. The address of the principal executive office of MLC is 547 West Jackson Boulevard, Suite 1510, Chicago, Illinois 60606.

Item 2.        Identity and Background.
               ------------------------

               This Amendment No. 1 is being filed jointly by the Reporting Persons pursuant to an Agreement dated July 6, 1993 among each of the Reporting Persons (the "Joint Filing Agreement"). The Joint Filing Agreement is included as Exhibit A hereto. As reported in Item 5 below, Odyssey has disposed of all of its shares of Common Stock. Accordingly, Odyssey, and Mr. Levy, a general partner of Odyssey, have ceased to be members of the group (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) comprised of the Reporting Persons at the time of the Original Schedule 13D. Those Reporting Persons who continue to be part of the group are Mr. Zilkha, Zilkha & Sons, and the Zilkha Foundation (collectively, the "Zilkha Group"). The Reporting Persons have amended the Joint Filing Agreement to delete Odyssey and Mr. Levy as parties thereto. A copy of this amendment is included as Exhibit B hereto.

               Odyssey is a Delaware limited partnership with its principal executive office located at 31 West 52nd Street, New York, New York 10019. Odyssey is a private investment partnership with substantial equity capital invested in marketable securities and closely held businesses. Odyssey has six general partners (individually, an "Odyssey General Partner" and, collectively, the "Odyssey General Partners"): Mr. Levy, Jack Nash, Joshua Nash, Stephen Berger, Brian Wruble and Nash Family Partnership, L.P., a New York limited partnership. The business address of each Odyssey General Partner is 31 W. 52nd Street, New York, N.Y. 10019. The principal occupation of Messrs. Levy, Jack Nash, Joshua Nash, Berger and Wruble (each of whom is a citizen of the United States) is to serve as a general partner of Odyssey. The principal business of Nash Family Partnership, L.P. is investments. The general partner of Nash Family Partnership, L.P. is Joshua Nash. During the last five years, neither Odyssey nor any Odyssey General Partner has been (i) convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Zilkha & Sons is a New York corporation with its principal executive office located at 767 Fifth Avenue, Suite 4605, New York, New York 10153. Zilkha & Sons is a private investment firm. The directors and executive officers of Zilkha & Sons are Mr. Zilkha (President and Treasurer and a director) and Cecile Zilkha (Secretary and a director). Mr. Zilkha and Cecile Zilkha are each citizens of the United States and have a business address c/o Zilkha & Sons, 767 Fifth Avenue, Suite 4605, New York, New York 10153. The principal business of Mr. Zilkha is to serve as President of Zilkha & Sons. Cecile Zilkha is the wife of Mr. Zilkha. During the last five years, neither Zilkha & Sons, Mr. Zilkha, nor Cecile Zilkha has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               The Zilkha Foundation is a New York corporation with its principal executive office located at 767 Fifth Avenue, Suite 4605, New York, New York 10153. The Zilkha Foundation is a private charitable foundation. The directors and executive officers of the Zilkha Foundation are Mr. Zilkha (President and Treasurer and a director), Cecile Zilkha (Vice President and Secretary and a director), and Donald Zilkha (a director). Donald Zilkha is a citizen of the United States and has a business address c/o Zilkha & Company, 767 Fifth Avenue, Suite 4605, New York New York 10153. The present principal occupation of Donald Zilkha is President, Zilkha & Company, an investment banking firm, 767 Fifth Avenue, Suite 4605, New York New York 10153. During the last five years, neither the Zilkha Foundation nor Donald Zilkha has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.
               --------------------------------------------------

               The Reporting Persons received their shares of Common Stock pursuant to the Distribution (as hereinafter defined).

               In connection with the Distribution and the conversion of Chicago Milwaukee Corporation ("CMC"), from a closed-end management investment company to an open-end management investment company (the "Conversion"), CMC transferred (the "Transfer") substantially all of its illiquid assets and certain contingent liabilities to its wholly owned subsidiary, MLC. CMC's stockholders approved the Conversion at a Special Meeting held on May 12, 1993. On June 30, 1993, CMC distributed (the "Distribution"), on a pro rata basis and without consideration, to the holders of record of common stock, par value $1.00 per share (the "CMC Common Stock"), on June 18, 1993

(the "Distribution Record Date"), all of the shares of Common Stock of MLC owned by CMC at the rate of one share of share of Common Stock of MLC for each share of CMC Common Stock owned as of the close of business on the Distribution Record Date. The Reporting Persons owned CMC Common Stock on the Distribution Record Date and, accordingly, received a number of shares of shares of Common Stock of MLC pursuant to the Distribution in an amount equal to the number of shares of CMC Common Stock owned by them as of the close of business on the Distribution Record Date.

Item 4.        Purpose of Transaction.
               -----------------------

               As stated in Item 3 hereof, the Reporting Persons received shares of Common Stock in the Distribution for no consideration.

               Each Reporting Person intends to hold the shares of Common Stock, if any, beneficially owned by it for investment. Subject to availability at prices deemed favorable, the Reporting Persons may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. Each Reporting Person may also in the future dispose of the shares of Common Stock, if any, beneficially owned by it in the open market, in privately negotiated transactions or otherwise.

               Mr. Zilkha is a member of the Board of Directors of MLC. Effective as of January 17, 1996, Jack Nash, an Odyssey General Partner, resigned as a member of the Board of Directors of MLC.

               Although the foregoing represents the range of activities currently contemplated by the Reporting Persons with respect to MLC, it should be noted that their possible activities are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.
               -------------------------------------

               (a) Each Reporting Person beneficially owns the following number of shares (and percentage(1)) of Common Stock:

               1.     Odyssey:  -0-

               2.     Mr. Levy: 12,700 shares (0.8%).

-----------------
       (1) There were 1,671,238 shares of Common Stock outstanding as of July 7, 1995, as reported in MLC's Proxy Statement to stockholders dated July 14, 1995.

               3. Mr. Zilkha: 63,000 shares (3.8%). This sum includes (a) 46,500 shares of Common Stock owned directly by Mr. Zilkha for which he has sole voting and dispositive power, (b) 1,500 shares owned by Mr. Zilkha's wife, Cecile Zilkha, as to which Mr. Zilkha shares voting and dispositive power, and (c) the 15,000 shares beneficially owned by the Zilkha Foundation (referred to in (5) below), as to which Mr. Zilkha shares voting and dispositive power with the other directors and executive officers of the Zilkha Foundation. In addition, Mr. Zilkha may be deemed to be the beneficial owner of the 24,500 shares owned by Zilkha & Sons (referred to in (4) below).

               4.     Zilkha & Sons: 24,500 shares (1.5%).

               5.     The Zilkha Foundation: 15,000 shares (0.9%).

               The Zilkha Group, in the aggregate, beneficially owns 87,500 shares of Common Stock (5.2% of the outstanding Common Stock). Except as provided in this paragraph (a), none of the Reporting Persons, nor any other person named in Item 2 above, beneficially owns any Common Stock.

               (b) The response of each of the Reporting Persons to Items (7) through (11) of the portions of the cover page of this Amendment No. 1 which relate to the Common Stock beneficially owned by such Reporting Person is incorporated herein by reference.

               (c) On January 10, 1996, Odyssey sold, through open-market transactions effected on the American Stock Exchange, 160,000 shares of Common Stock for a sale price (exclusive of commissions) of $1,140,000 ($7.125 per share). None of the Reporting Persons, nor any other person named in Item 2 above, has effected any other transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 1.

               (d)    Not applicable.

               (e) Odyssey and Mr. Levy each ceased to be the beneficial owner of more than five percent of the Common Stock as of January 10, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
               ------------------------------------

               The Reporting Persons are parties to (a) the Joint Filing Agreement, which is included as Exhibit A to the Original Schedule 13D and (b) an Amendment to Joint Filing Agreement, which is included as Exhibit B to this Amendment No. 1.

Item 7.        Material to be Filed as Exhibits.
               ---------------------------------

               The following are filed herewith as Exhibits to this Amendment No. 1.:

A.             Joint Filing Agreement

B.             Amendment to Joint Filing Agreement

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 1996

                                          /s/Leon Levy
                                          ------------
                                             Leon Levy

                                    ODYSSEY PARTNERS, L.P.


                                    By:   /s/Jack Nash
                                    ------------------
                                            Jack Nash
                                            A General Partner


                                         /s/Ezra Zilkha
                                         --------------
                                            Ezra Zilkha

                                    THE ZILKHA FOUNDATION, INC.


                                    By:   /s/Ezra Zilkha
                                    --------------------
                                            Ezra Zilkha
                                            President

                                    ZILKHA & SONS, INC.


                                    By:  /s/Ezra Zilkha
                                    -------------------
                                            Ezra Zilkha
                                             President

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                    Page
-------                                                                    ----

A.      Joint Filing Agreement ............................................13

B.      Amendment to Joint Filing Agreement................................14